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3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 36525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrivent Investment Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Fourth Avenue South
(No. and Street)

Minneapolis	MN	55415-1624
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurt Tureson 612-844-8233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10

OATH OR AFFIRMATION

I, Kurt S. Tureson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrivent Investment Management, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Kurt S. Tureson, VP & CFO
Title

Notary Public

DIANA LYNN DANIELS
Notary Public
State of Minnesota
My Commission Expires
January 31, 2014

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

Board of Directors
Thrivent Investment Management Inc.

We have audited the accompanying consolidated statement of financial condition of Thrivent Investment Management Inc. as of December 31, 2010. This statement of financial condition is the responsibility of Thrivent Investment Management Inc.'s management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of Thrivent Investment Management Inc.'s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Thrivent Investment Management Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Thrivent Investment Management Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Minneapolis, Minnesota
February 23, 2011

Thrivent Investment Management Inc.

Consolidated Statement of Financial Condition
December 31, 2010
(dollars in thousands, except per share information)

Assets		
Cash and cash equivalents	$	33,358
Segregated cash		2,619
Investments in Thrivent Mutual Funds		3,488
Receivable from affiliates		6,889
Receivable from other entities		665
Income tax recoverable		265
Deferred tax asset, net		2,613
Prepaid expenses		1,405
Other assets		47
Total assets	$	51,349
Liabilities and shareholder's equity		
Payable to affiliates	$	5,368
Commissions and bonuses payable		2,285
Accrued expenses		3,353
Sub-advisory fees payable		484
Total liabilities		11,490
Shareholder's equity		
Common stock, par value $0.01 per share, 1,000 shares authorized, 98 shares issued and outstanding		-
Additional paid-in capital		51,791
Accumulated deficit		(13,792)
Non-controlling interest in subsidiary		2,217
Accumulated other comprehensive loss		(357)
Total shareholder's equity		39,859
Total liabilities and shareholder's equity	$	51,349

The accompanying notes are an integral part of the consolidated statement of financial condition.

Thrivent Investment Management Inc.
Notes to Consolidated Statement of Financial Condition
For the Year Ended December 31, 2010

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations
Thrivent Investment Management Inc. (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Thrivent Financial Holdings Inc. ("Holdings"). Holdings is a wholly owned subsidiary of Thrivent Financial for Lutherans ("Thrivent Financial"), a fraternal benefit society.

The Company serves as the distributor of Thrivent Financial's family of mutual funds (collectively, the "Funds") and Thrivent Financial's variable product offerings (collectively, the "Variable Accounts"). The Company also serves as the investment advisor of the Funds through its subsidiary, Thrivent Asset Management LLC ("Asset Mgt.").

Substantially all of the revenue and expenses of the Company are derived from transactions with affiliated entities (see Note 3). All significant intercompany transactions have been eliminated.

Significant Accounting Policies
The accompanying consolidated statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Principles of Consolidation
The consolidated statement of financial condition for 2010 includes the accounts of the Company and its subsidiary, Asset Mgt., of which the Company holds a 60% interest. The non-controlling interest in Asset Mgt. is reported as a component of equity in the Consolidated Statement of financial condition.

Use of Estimates
The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

The significant accounting practices used in preparation of the statement of financial condition are summarized as follows:

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and investments in money market mutual funds, of which $6,294,000 are invested in the Thrivent Money Market Fund as of December 31, 2010. The carrying amounts of all cash and cash equivalents approximate their fair value. During 2010, the Company earned net investment income of $1,000 from its investment in the Thrivent Money Market Fund.

Cash of $130,000 at December 31, 2010, has been segregated in escrow accounts at clearing broker-dealers as part of clearing agreements, and cash of $2,489,000 has been segregated for the benefit of customers in connection with the Company's compliance with Securities Exchange Commission (SEC) rule 15c3-3.

Investments in the Thrivent Mutual Funds
The Company's investments in the Thrivent Mutual Funds are carried at fair value with unrealized gains and losses reported in earnings as a component of investment income. During 2010, the Company recognized an investment gain of $401,000 from its investments in the Thrivent Mutual Funds. These securities are classified as trading securities.

Note 1. Nature of Operations and Significant Accounting Policies, continued

Income Taxes

The Company is included in the consolidated federal income tax return of Holdings and Holdings' wholly owned subsidiaries. Consolidated federal income tax liabilities or credits, including utilization of loss carryforwards, are allocated among the affiliated members in accordance with a tax-sharing agreement with Holdings.

New Accounting Guidance

In January 2010, the Financial Accounting Standards Board ("FASB") updated the accounting standards for fair value measurements. The standard requires separately disclosing the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describes the reasons for the transfers. The Company adopted the guidance for the annual reporting period ended December 31, 2010. The adoption of this standard did not have a significant impact on the Company's consolidated financial statements.

Subsequent Events

The Company evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure through the date the financial statements were available to be issued. No events or transactions were identified that affect the Company's December 31, 2010, consolidated statement of financial condition or that require further disclosure.

Note 2. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows (dollars in thousands):

Deferred tax assets:	
Retirement and pension	$ 824
Non-qualified deferred compensation	1,054
Federal NOL carryforward	236
State NOL carryforward	1,162
Unrealized loss on investments (Statement of Operations)	-
Unrealized loss on investments (AOCI)	220
Charitable contributions carryforward	682
Other	21
Deferred tax assets	4,199
Deferred tax liabilities:	
Unrealized gain on investments (Statement of Operations)	(84)
Deferred tax liabilities	(84)
Valuation allowance	(1,502)
Net deferred tax asset	$ 2,613

Note 2. Income Taxes, continued

At December 31, 2010, the Company had federal and state net operating loss carryforwards of approximately $674,000 and $23,092,000, respectively, which expire beginning in 2030 and 2021, respectively. A valuation allowance has been recorded related to the state operating loss carryforward and the state tax estimated on the other deferred tax items.

There are no unrecognized or uncertain tax positions at December 31, 2010. The IRS has completed an examination of tax years through 2007. Tax years 2008 through 2010 are open under the statute of limitations and remain subject to examination by the Internal Revenue Service.

Note 3. Related-Party Transactions

The Company provides services to the Funds for distribution, investment management and certain transfer agency services, such as shareholder servicing, account setup, review and maintenance. The Company also provides distribution services to the Variable Accounts.

In accordance with agreements with the Funds, the Company earns revenue for the services it provides. The Company reimburses the Funds a portion of its investment advisory fees if the Funds' expenses exceed various percentages of the Funds' assets under management.

In accordance with its intercompany services agreement, the Company reimbursed Thrivent Financial for various services and costs incurred by Thrivent Financial on behalf of the Company. These reimbursements were for commissions, compensation and benefits; field distribution services and incentives; promotional and marketing materials; general and administrative expenses such as accounting, marketing, legal, compliance, technology and other office services; and leased office space and furniture.

Note 4. Benefit Plans

Employees of the Company are covered by non-contributory, defined-benefit pension plans and a contributory savings plan sponsored by Thrivent Financial. In addition, Thrivent Financial also sponsors a health and life insurance postretirement benefit plan in which employees of the Company participate.

The Company also has a non-qualified, non-contributory, defined-benefit retirement plan (the Plan) to provide certain employees with benefits in addition to those provided by the non-contributory, defined benefit plans sponsored by Thrivent Financial. The Company uses a measurement date of December 31 in its benefit plan disclosures.

Note 4. Benefit Plans, continued

The Plan's funded status and the amounts recognized in the financial statements as of December 31, 2010, were as follows (dollars in thousands):

Change in projected benefit obligation:	
Benefit obligation at beginning of year	$ 2,376
Interest cost	140
Actuarial (gain) loss	123
Benefit payments	(30)
Benefit obligation at end of year	2,609
Change in plan assets:	
Company contributions	30
Benefit payments	(30)
Plan assets at end of year	-
Funded status	(2,609)
Unrecognized net loss	-
Accrued pension cost	$ (2,609)
Amounts recognized in accumulated other comprehensive income:	
Net loss ($549, less deferred taxes of $192)	$ 357
Accumulated benefit obligation	$ (2,609)

The Company used a weighted-average discount rate of 5.95% as of December 31, 2010, to determine the pension benefit costs/obligation. Projected benefit payments for the next ten years are as follows:

Fiscal 2011	$ 30,000
Fiscal 2012	$ 60,000
Fiscal 2013	$ 60,000
Fiscal 2014	$ 70,000
Fiscal 2015	$ 70,000
Fiscal 2016 - 2020	$600,000

Note 5. Clearing Agreement

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis with certain clearing companies. The Company transmits all customer funds and securities to the clearing companies. In connection with these arrangements, the Company is contingently liable for its customers' transactions. As of December 31, 2010, the Company was not deemed to be liable for any such transactions.

Note 6. Contingencies

The Company is involved in various lawsuits, contractual matters and other contingencies that have arisen from the normal course of business. The Company reevaluates its exposure to these matters periodically and adjusts its provision accordingly. As of December 31, 2010, the Company believes adequate provision has been made for any potential losses that may result from these matters.

Note 7. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2010, the Company had net capital of $26,660,000, which was $26,410,000 in excess of its required net capital of $250,000.

Under the clearing arrangement with the clearing broker, the Company is required to maintain a minimum level of net capital. At December 31, 2010, the Company was in compliance with such requirement.

The Company is subject to the reserve requirement of SEC Rule 15c3-3. The Company had cash of $2,489,000 segregated for the benefit of customers at December 31, 2010.

Note 8. Fair Value of Financial Instruments

Fair Value of Financial Instruments Carried at Fair Value

In estimating the fair values for financial instruments carried at fair value, the amount of observable and unobservable inputs used to determine fair value are taken into consideration. Each of the Company's financial instruments has been classified into one of three categories based on that evaluation:

Level 1: Fair value based on quoted prices for identical assets in active markets that are accessible.
Level 2: Fair value based on quoted prices for similar instruments in active markets that are accessible; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations where the significant value driver inputs are observable.
Level 3: Fair value based on significant value driver inputs that are not observable.

Cash and Cash Equivalents
The fair value for cash and cash equivalents carried at fair value is based on quoted daily net asset value of the invested funds.

Note 8. Fair Value of Financial Instruments, continued

Investments in Thrivent Mutual Funds
The fair values for Investments in Thrivent Mutual Funds are based on the quoted daily net asset value of the invested funds.

The carrying value and estimated fair value of the Company's financial instruments carried at fair value as of December 31 were as follows (in thousands):

	Level 1	Level 2	Level 3	Total
Fair Value at December 31, 2010				
Cash and cash equivalents	$ -	$ 33,358	$ -	$ 33,358
Investment in Thrivent Mutual Funds	-	3,488	-	3,488
Total	$ -	$ 36,846	$ -	$ 36,846

The Company had no transfers into or out of Level 1 or Level 2 fair value measurements during 2010, nor did it hold any Level 3 Financial instruments during 2010.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

Thrivent Investment Management Inc.

Consolidated Statement of Financial Condition

For the Year Ended December 31, 2010
with Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG